Exhibit 1.2

AMENDMENT TO AT THE MARKET OFFERING AGREEMENT

December 27, 2016

Marrone Bio Innovations, Inc.

1540 Drew Avenue

Davis, California 95618

Ladies and Gentlemen:

Marrone Bio Innovations, Inc., a corporation organized under the laws of Delaware (the “Company”), confirms its agreement to amend (the “Amendment”) the At The Market Offering Agreement (the “Agreement”), dated as of December 9, 2016 by and between the Company and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC (the “Manager”), as follows:

Section 2(b)(iv) of the Agreement is hereby amended and restated in its entirety as follows:

(iv) The Manager may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Act. The Manager may also sell Shares in privately negotiated transactions, provided that the Manager receives the Company’s prior written approval for any sales in privately negotiated transactions and if so provided in the “Plan of Distribution” section of the Prospectus Supplement or a further supplement to the Prospectus describing the terms of such negotiated transaction. During the term of this Agreement, neither the Manager nor any of its affiliates or subsidiaries shall engage in (i) any short sale of any security of the Company or (ii) any sale of any security of the Company that the Agent does not own or any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, the Manager, other than in connection with the Manager’s ordinary course of business as market maker, if the Manager is a market maker in the Common Stock.

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Very truly yours,

MARRONE BIO INNOVATIONS, INC.

By:	/s/ Pamela G. Marrone
Name:	Pamela G. Marrone
Title:	President and Chief Executive Officer

The foregoing Amendment is hereby confirmed and accepted as of the date first written above.

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer